EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2010

(Dated February 15, 2012)

GOLD STANDARD VENTURES CORP.
Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

TABLE OF CONTENTS

ITEM 1:	PRELIMINARY NOTES	2
1.1	Effective Date of Information	2
1.2	Financial Statements and Management Discussion and Analysis	2
1.3	Currency	2
1.4	Metric and Imperial Conversions	2
ITEM 2:	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3
ITEM 3:	GLOSSARY	5
3.1	Glossary of Terms	5
3.2	Glossary of Technical Terms	6
ITEM 4:	CORPORATE STRUCTURE	9
4.1	Name, Address and Incorporation	9
4.2	Intercorporate Relationships	9
ITEM 5:	GENERAL DEVELOPMENT OF THE BUSINESS	10
ITEM 6:	DESCRIPTION OF THE BUSINESS	16
6.1	General	16
ITEM 7:	MATERIAL MINERAL PROJECTS	17
ITEM 8:	RISK FACTORS	22
ITEM 9:	DIVIDENDS	30
ITEM 10:	DESCRIPTION OF CAPITAL STRUCTURE	30
ITEM 11:	MARKET FOR SECURITIES	31
11.1	Trading Price and Volume	31
11.2	Prior Sales	32
ITEM 12:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	33
ITEM 13:	DIRECTORS AND OFFICERS	33
13.1	Name, Occupation and Security Holding	33
13.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	36
13.3	Conflicts of Interest	37
ITEM 14:	PROMOTERS	38
ITEM 15:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	38
15.1	Legal Proceedings	38
15.2	Regulatory Actions	38
ITEM 16:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
ITEM 17:	TRANSFER AGENT AND REGISTRAR	40
ITEM 18:	MATERIAL CONTRACTS	40
ITEM 19:	INTEREST OF EXPERTS	41
19.1	Name of Experts	41
19.2	Interests of Experts	42
ITEM 20:	AUDIT COMMITTEE	42
ITEM 21:	ADDITIONAL INFORMATION	44

SCHEDULE “A” – Audit Committee Charter

ITEM 1:  PRELIMINARY NOTES

1.1	Effective Date of Information

References to “Gold Standard Ventures”, “Gold Standard”, “GSV”, the “Company”, “its”, “our” and “we”, or related terms, in this Annual Information Form (“AIF”), refer to Gold Standard Ventures Corp. and includes, where the context requires, its subsidiaries.

All information contained in this AIF is as at December 31, 2010, unless otherwise stated.

1.2           Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2010 and the interim financial statements for the three and nine month periods ended September 30, 2011 (collectively the “Financial Statements”), and the accompanying Management’s Discussion and Analysis (“MD&A”) for such periods. The Financial Statements and MD&A are available on the SEDAR website at www.sedar.com under the Company’s profile.

1.3           Currency

All references to "$" or "dollars" in this AIF are to lawful currency of Canada unless otherwise expressly stated.    References to “US$” are to United States dollars.

1.4           Imperial and Metric Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Feet	Metres	0.305
Metres	Feet	3.281
Miles (“mi”)	Kilometers (“km”)	1.609
kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

ITEM 2:  CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

The information provided in this AIF, including information incorporated by reference, contains “forward looking statements” about the Company.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments.

Forward-looking statements contained or incorporated by reference in this AIF relating to the Company may pertain to the following matters, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s mineral properties, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this AIF, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed MD&A, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with our current expectations; (3) the viability, permitting, access, exploration and development of the Railroad Project including, but not limited to, the establishment of reserves being consistent with the Company’s current expectations; (4) political developments in the State of Nevada being consistent with its current expectations including, without limitation, the implementation of the new Nevada state mining tax and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration program on the Railroad Project being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this AIF are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada including, but not limited to, our most recently filed MD&A. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this AIF. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

ITEM 3:  GLOSSARY

3.1Glossary of Terms

“Arrangement” means the acquisition by the Company on July 13, 2010 of 100% of the issued and outstanding securities of JKR in exchange for like securities of the Company on a one for one basis.

“Arrangement Agreement” means the arrangement agreement dated May 26, 2010 between the Company and JKR pursuant to which the Arrangement was effected.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

“Board” means the board of directors of the Company.

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent of the Company.

“Common Shares” means common shares without par value in the capital stock of the Company.

“Camp Douglas Project” means the early stage gold exploration prospect comprising 277 unpatented mineral claims and 80 acres of fee land totaling approximately 5,026 acres (2,033 hectares) in the Walker Lane Trend of Mineral County, Nevada in which the Company has the right and option to purchase, subject to underlying royalties, a 100% undivided interest as more particularly described in Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Camp Douglas Project, Mineral County, Nevada”.

“CVN Project” means the early stage exploration gold prospect covering approximately 7,900 acres in Eureka County, Nevada, U.S.A. in which JKR US has the right and option to earn, subject to underlying royalties, a 100% undivided interest as more particularly described in Items 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – CVN Project, Eureka County, Nevada” and 7 “MATERIAL MINERAL PROJECTS – CVN Project, Eureka County, Nevada”.

“CVN Report” means the technical report dated November 9, 2009 (revised March 4, 2010 and May 11, 2010) on the CVN Project entitled “CVN Exploration Property, Eureka Co., Nevada, U.S.A.” prepared by Dwight S. Juras, P.G., M.S., Ph.D. and Michael B. Jones, Ph.D. in compliance with NI 43-101.

“Exchange” means the TSX Venture Exchange.

“GAAP” means generally accepted accounting principles.

“GSV US” means Gold Standard Ventures (US) Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of Nevada and holding all of JKR’s interest in the Railroad Project and the Camp Douglas Project.

“IFRS” means international financial reporting standards.

“JKR” means JKR Gold Resources Inc., a wholly owned subsidiary of the Company incorporated under the BCBCA.

“JKR US” means JKR Gold Resources USA Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of Nevada and holding all of JKR’s interest in the CVN Project.

“JMD” means JMD Exploration Corp., a wholly owned subsidiary of JKR incorporated under the BCBCA.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure of Mineral Projects adopted by the Canadian Securities Administrators.

“Railroad Project” means the prospective gold target comprising approximately 16,081 acres located in the prolific Carlin Trend of north-central Nevada, U.S.A. in which GSV US controls, subject to underlying royalties, a 100% undivided interest as more particularly described under Items 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Railroad Project, Elko County, Nevada and 7 “MATERIAL MINERAL PROJECTS – Railroad Project, Elko County, Nevada”.

“Railroad Report” means the technical report dated February 14, 2012 on the Railroad Project entitled “Technical Report On the Railroad Project Elko County, Nevada USA” prepared by Ernest L. Hunsaker III, CPG 8137 in compliance with NI 43-101.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval as located on the Internet at www.sedar.com.

In this AIF, other words and phrases that are capitalized have the meaning assigned in this AIF.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular to include the plural and vice versa where the context so requires.

3.2	Glossary of Technical Terms

The following is a glossary of certain geological and technical terms used in this AIF.

Ag - silver.

anticline - a flexure or fold in a rock formation that takes the form of an arch.

Anomaly - any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

AOI – area of influence.

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au - gold.

breccia - a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners. Breccia may originate as a result of talus accumulation, explosive igneous processes, collapse of rock material, or faulting.

carbonates - a sedimentary rock composed of carbonate minerals, including limestone (CaCO3) and dolomite (CaMg(CO3)2)

carbonaceous - is the defining attribute of a substance (including rocks) rich in carbon.

clastic - A sedimentary rock (such as shale, siltstone, sandstone or conglomerate) or sediment (such as mud, silt, sand, or pebbles) composed of fragments (clasts) of pre-existing rock or fossils.

conglomerate - rock comprising pieces of other rocks: coarse-grained sedimentary rock containing fragments of other rock larger than 2 mm (0.08 in.) in diameter, held together with another material such as clay.

CSAMT survey – controlled source, audio-frequency, magnetotelluric survey.

Cu - copper.

dip - the angle at which a stratum is inclined from the horizontal.

EM - electromagnetic geophysical survey.

FA/AA – fire assay with Atomic Absorption finish, analytical technical for gold analysis.

geochemical - pertaining to various chemical aspects (e.g. concentration, associations of elements) of natural media such as rock, soil and water.
geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques.

GPS - Global Positioning System.

grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Gravity Depth - a measurement of gravity below the surface.

hematite - iron ore (Fe2O3) a black, brown, or red mineral consisting of iron oxide.
host - a rock or mineral that is older than rocks or minerals introduced into it.

hydrothermal - relative to the circulation of hot water within Earth's crust.

intrusive - an igneous rock body that crystallized from a magma slowly cooling below the surface of the Earth.

jasperoids - a rare, peculiar type of metasomatic alteration and occurs in two main forms; sulfidic jasperoids and hematitic jasperoids. True jasperoids are different from jaspillite, which is a form of metamorphosed chemical sedimentary rock, and from jasper which is a chemical sediment.

limestone - a sedimentary rock composed mainly of calcite (CaCO3) often deposited as a by-product of biological activity in the ocean.

metamorphic rocks - rocks which have undergone a change in texture or mineral composition as the result of exposure to heat and/or pressure.

metasomatic - the chemical alteration of a rock by hydrothermal and other fluids.

outcrop - an exposure of bedrock at the surface.

plutonic - refers to rocks of igneous origin that have come from depth and cooled slowly below the surface of the earth.

porphyry - any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

ppb - parts per billion.

ppm - parts per million.

pyrite - a common iron sulfide mineral (FeS2) with a brassy metallic luster.

sedimentary rocks - secondary rocks formed from material derived from other rocks mainly deposited under water. Examples are limestone, shale and sandstone.

silica - a combination of silicon dioxide (SiO2); quartz.

silicification - the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

silts - a fine soil particle with sizes that range between 0.075mm and 0.002mm.

skarn - name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

stratigraphy - strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

thrust fault - a type of low angle compression fault which results in rocks of a lower, older, stratigraphy being pushed up over higher, younger rocks

ITEM 4:  CORPORATE STRUCTURE

4.1           Name, Address and Incorporation

The Company was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) under the name “TCH Minerals Inc.”.  The Company changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004.  On August 16, 2007 the Company consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”.  On November 18, 2009 the Company consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The registered and head office of the Company is located at Suite 610 – 815 West Hastings Street, Vancouver, B.C.  V6C 1B4, telephone: (604) 687 – 2766, fax (604) 687 – 3567.

4.2           Inter-corporate Relationships

Currently, the Company has four wholly-owned subsidiaries: JKR, JKR US, JMD and GSV US, which it acquired as a result of the Arrangement. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – History and Development – The Arrangement”.

JKR is a private company incorporated in British Columbia and holds all of the issued and outstanding shares in the capital stock of JKR USA and JMD. JKR US is a private company incorporated in Nevada and holds the Company’s interest in the CVN Project. JMD is a private company incorporated in British Columbia and holds all of the shares of GSV US. GSV US is a private company incorporated in Nevada and holds the Company’s interest in the Railroad Project and the Camp Douglas Project.

The following chart illustrates the inter-corporate relationships among the Company and its subsidiaries as of February [13], 2012.

(1)
Other than holding the shares of GSV US, JMD does not carry on any active business. In order to simplify its corporate structure and reduce ongoing administrative and accounting expenses, the Company intends to wind-up this subsidiary and transfer the shares of GSV US to JKR.

ITEM 5:  GENERAL DEVELOPMENT OF THE BUSINESS

The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of mineral resource properties.

History and Development

History

Since its inception on February 6, 2004, the Company has been in the business of exploring mineral properties, initially for diamonds in Ontario and Nunavut and now for gold in the State of Nevada.

On May 11, 2004 the Company acquired an option to purchase an 80% interest in certain mineral claims representing approximately 32,281 acres located in the territory of Nunavut for a combination of cash, shares and an exploration work commitment. The Company also staked additional mineral claims in an area contiguous to the optioned property for a total area of approximately 151,000 acres (collectively the “KMD Project”).

From March 2004 to June 2005 the Company entered into 5 additional option agreements to earn a 100% interest in certain mineral claims representing 167 units or 2,672 hectares located in Walsh, Foxtrap Lake and Killala Townships of Ontario for a combination of cash, shares and exploration commitments. The Company also staked additional mineral claims in an area contiguous to the optioned properties for a combined area of 3,433 units or approximately 55,000 hectares (collectively the “TCH Diamond Project”).

In January, 2005, the Company completed its initial public offering following which the Common Shares were listed for trading on the Exchange and the Company became registered with the SEC. In December, 2009, the Company filed a certification and notice with the SEC terminating the registration of the Common Shares with the SEC.

Over the next several years the Company incurred approximately $2,522,672 (as at June 30, 2009) in exploration expenditures on the KMD Project and an additional $2,799,492 (as at June 30, 2009) on the TCH Diamond Project in its search for diamonds.  These properties were written down to zero for the fiscal year ended June 30, 2009 following management’s decision to cease further exploration of such projects.

Restructuring

In August, 2009 the Company completed, on a pre-consolidated basis, a non-brokered private placement of 5,337,500 units at a price of $0.04 per unit and 530,000 units at a price of $0.05 per unit for gross proceeds of $240,000 to be used for general working capital purposes.  Each unit consisted of one Common Share and one share purchase warrant to purchase an additional Common Share for a period of two years at a price of $0.05 (as to 5,337,500 shares) and $0.07 (as to 530,000 shares) in the first year and $0.10 in the second year.

In an effort to facilitate future financings and restructure its share capital with a view to identifying and acquiring new mineral resource properties for exploration, the Company completed a consolidation of its issued and outstanding shares on a four old shares for one new share basis on November 18, 2009.  See Item 10 “DESCRIPTION OF CAPITAL STRUCTURE” in this AIF for further details regarding the Company’s current issued and outstanding common shares. The Company also changed its name to “Gold Standard Ventures Corp.” in conjunction with such share consolidation.

In the fall of 2009, the Company began informal discussions with JKR with a view to a potential business combination between the two companies. These discussions led to the Company and JKR entering into a letter agreement on February 15, 2010.  At the time JKR held, indirectly through GSV US and JKR US and subject to underlying royalties, a 100% interest in the Railroad Project and an option to acquire a 100% interest in the CVN Property as more particularly described under “Mineral Properties” below. On May 26, 2010 the Company and JKR entered into the Arrangement Agreement pursuant to which the Company agreed to acquire, by way of statutory plan of arrangement, all of the issued and outstanding securities of JKR, on a one for one basis, for like securities of the Company.  At that time, the Company had a total of 3,136,069 Common Shares outstanding.

The Arrangement

On July 13, 2010 the Company completed the Arrangement and acquired, on a one for one basis, all of the issued and outstanding securities of JKR for like securities of the Company resulting in a reverse takeover of the Company by the former shareholders of JKR.

The Company acquired a total of 24,784,571 common shares in the capital stock of JKR from the shareholders of JKR in consideration for a total of 24,784,571 Common Shares of the Company.

The Company also exchanged 1,410,000 special warrants of JKR (the “JKR Special Warrants”) into 1,410,000 Common Shares of the Company and 1,410,000 warrants, each warrant entitling the holder to purchase an additional Common Share of the Company at a price of $1.00 until July 13, 2012. The JKR Special Warrants were originally issued by JKR, by way of brokered private placement on March 17, 2010. A total of 98,700 agent’s warrants issued to JKR’s agent in connection with such brokered private placement were also exchanged into 98,700 agent’s warrants of the Company pursuant to the Arrangement, each agent’s warrant entitling the holder to purchase one Common Share of the Company at a price of $0.65 until March 16, 2012.

See the joint information circular of the Company and JKR dated May 28, 2010 for a detailed discussion of the Arrangement, a copy of which is available for review on SEDAR at www.sedar.com.

Financings

Between April 2010 and July 2010, the Company completed a non-brokered private placement of 5,564,176 unit subscription receipts (“Subscription Receipts”) at a price of $0.65 per receipt for gross proceeds of $3,616,714. Each Subscription Receipt was automatically exchanged, without payment of additional consideration, into one Common Share and one warrant (each a “SR Warrant”) to purchase an additional Common Share upon completion of the Arrangement.  Each SR warrant entitles the holder to purchase an additional Common Share at a price of $1.00 on or before July 13, 2012. A cash commission of $193,120.06 and non-transferable agent’s warrants to purchase up to 265,730 Common Shares on the same terms as the SR Warrants were issued to certain registered dealers in connection with this financing.

In September, 2010 the Company completed a non-brokered private placement of 7,809,493 units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $5,076,170. Each Unit consisted of one Common Share and one warrant to purchase an additional Common Share at a price of $1.00 for a period of 24 months, subject to the right of the Company to accelerate the expiry date of the warrants upon 30 calendar days notice if the weighted average trading price of the Company’s shares on the Exchange equals or exceeds $1.50 per Share for a period of 15 consecutive trading days. A cash commission of $333,281 and non-transferable agent’s warrants to purchase up to 405,725 Common Shares at a price of $0.65 per share for a period of two years from the closing date of the financing were issued to certain registered dealers and other finders in connection with this financing.

On March 3, 2011, the Company completed a non-brokered private placement of 12,578,947 Common Shares at a price of $0.95 per share for an aggregate purchase price of $11,950,000.  The primary purchaser was FCMI Parent Co.  See Item 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” in this AIF.  The Company also paid financial advisory fees of $836,500 and issued non-transferable warrants to a financial advisory firm in connection with this private placement, each warrant entitling the holder thereof to purchase one Common Share of the Company at a price of $0.95 for a period of two years.

U.S. Registration

With a view to broadening its shareholder base in the United States, the Company filed a 20-F registration statement with the SEC and effective September 26, 2011 became a United States reporting issuer. The registration statement registers the Company’s Common Shares under the United States Securities Exchange Act of 1934 and requires the Company to file disclosure reports with the SEC to provide information to public investors in the United States (in addition to the Company’s continuous disclosure obligations in Canada).

Mineral Properties

The Company’s exploration properties consist primarily of the Railroad Project in Elko County, Nevada, the CVN Project in Eureka County, Nevada and the Camp Douglas Project in Mineral County, Nevada.

Railroad Project, Elko County, Nevada

JKR controls, indirectly through GSV US and subject to underlying royalties, a 100% undivided interest in the Railroad Project, a prospective gold target located in the Carlin Trend straddling the Piñon Range 29 miles west of Elko, Nevada. The Railroad Project is comprised of 636 unpatented lode mining claims and 25 patented lode mining claims covering an area of approximately 16,081 acres (25.1 square miles).  Also, included in the project is majority interest in private surface and mineral property, held via various lease contracts. 15,686.6 net mineral acres are 100% controlled by the Company as of January 1, 2012, when the total acreage (16,081 acres) covered by the project area is adjusted for minority interest. The Company is pursuing the minority interest.  See ITEM 7 “MATERIAL MINERAL PROJECTS – Railroad Project, Elko County, Nevada” below.

JKR initially acquired control of the Railroad Project on an arm’s length basis in November, 2009 indirectly through the acquisition of 100% of the issued and outstanding shares of JMD (the “JMD Shares”), which company, through its wholly-owned subsidiary GSV US, was the registered and beneficial owner of the Railroad Project. At that time, the Railroad Project was comprised of 480 unpatented lode mining claims and 25 patented lode claims covering approximately 9,064 acres (14.2 square miles).  By share exchange agreements dated November 19 and 26, 2009 (the “JMD Agreements”) JKR issued a total of 650,000 common shares in the capital stock of JKR at a deemed price of $0.50 per share in exchange for the JMD Shares. Such JKR shares were subsequently exchanged, on a one for one basis, for a total of 650,000 Common Shares of the Company pursuant to the Arrangement.

JKR also made cash payments totalling US$2,965,000 and an interest payment of CDN$90,109 to various arm’s length parties in satisfaction of outstanding indebtedness incurred by JMD in connection with its original acquisition of the Railroad Project.

Subsequent to completion of the Arrangement, the Company has increased the total area of the Railroad Project by 7,017 acres to approximately 16,0801 acres and acquired control over an additional 156  unpatented lode mining claims (636 – 480) including, but not limited to, the Additional Railroad Leases and the Newmont Lease described under the headings “Additional Railroad Leases, Elko County, Nevada”  and “Minerals Lease and Agreement with Newmont Mining Corporation” below.

The Railroad Project is subject to production royalties with various buy down provisions including a 2% net smelter return royalty over the entire Project and an additional 1 ½% mineral production royalty over a portion of the claims known as the Selco group. There is also a 5% net smelter returns royalty to the owners of the undivided private mineral interests  In addition, certain portions of the Railroad Project are subject to underlying annual lease payments of US$8,000 in 2010 (paid) escalating to US$20,000 and expiring in December, 2021 pursuant to a mining lease agreement dated December 1, 2005 with Sylvania Resources LLC covering approximately 75.1 acres of the Railroad Project and US$31,800 in 2010 (paid) pursuant to a mining lease dated January 22, 2003 and expiring January 2011 with Kevin Tomera and the Kevin and Katy Tomera Revocable Living Trust (the “Original Tomera Lease”) covering approximately 840 acres of mineral rights and 1,040 acres of surface rights of the Railroad Project. See “Additional Railroad Leases” below for a description of certain recently executed mining leases and surface access and use agreements covering, among other lands, the mineral and surface rights contained in the Original Tomera Lease.

Additional Railroad Leases, Elko County, Nevada

In September 2010 the Company, indirectly through GSV US, entered into mining leases and surface access and use agreements (collectively the “Additional Railroad Leases”) over nine additional parcels of private surface and mineral rights properties totaling approximately 6,285 acres (9.8 square miles) in Elko County, Nevada contiguous to the original Railroad Project acquired by the Company from JKR in July 2010 pursuant to the Arrangement.

A composite of 1,790 acres of surface rights leased for US$4.50/acre/year and 720 acres of mineral rights leased for US$17.50/acre/year, escalating to US$28/acre in 8 years, were acquired from Thomas and Patsy Tomera, trustees of the Thomas Tomera Family Trust, subject to a 5% net smelter return. A further 2,053 acres of surface rights leased for US$4.50/acre/year and 1,722 acres of mineral rights leased for $17.50/acre/year, escalating to $28/acre in 8 years, were acquired from K & K Tomera Lands, LLC., subject to a 5% net smelter return with a buy-down right of 1% for $1 million in year 5 and another 2% for $3 million in year 8. The total property acquisition comprises 3,843 acres (6.0 square miles) of surface rights and 2,442 acres (3.8 square miles) of mineral rights for a combined total of 6,285 acres (9.8 square miles) for cash consideration of $60,028.50 per annum for the first 8 years of the leases. The mineral and surface rights contained in the Original Tomera Lease which expired in January 2011 are encompassed within these additional lands.

These properties constitute a strategic acquisition for the purpose of pursuing extensions of the Company’s identified exploration targets on the original Railroad Project and developing new target opportunities. In addition, the private surface rights lend significant ability to expedite and develop potential future mining operations.

Minerals Lease and Agreement with Newmont Mining Corporation

On April 5, 2011, the Company entered into a “Minerals Lease and Agreement” to lease four sections of land totalling 2,560 acres (the “Newmont Lease”) from Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation (“Newmont”). Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% net smelter royalty (NSR). The Newmont Lease lies between the Rain mining district to the north and the Railroad district controlled by the Company.  The Company’s North Bullion fault target is immediately south and east of the east flank of the Newmont Lease. Holes drilled by the Company in 2010 on the North Bullion fault target encountered thick intercepts of 1+ g/t gold. This acquisition allows the Company to expand its assessment of this target to the west and potentially develop new targets.  Under the terms of the Newmont Lease, the Company is subject to escalating yearly work commitments in the aggregate amount of U.S.$2.5 million over a period of six years with a minimum of $100,000 in year two. The first year is free of spending commitments and the Company will incorporate this area in a detailed structural mapping program of the district.

Newmont has a first back-in right exercisable on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the Newmont Lease by incurring expenditures totalling 150% of the Company’s expenditures. If Newmont fails to exercise its first back-in right, it will deed the claims and assign the leases on the fee lands to the Company in exchange for a royalty deed conveying a 3% net smelter return royalty on the claims and a 1% net smelter return royalty on the fee lands to Newmont. Any royalty payable to Newmont would be net of any underlying royalties, subject to a minimum 1% net smelter return royalty. If Newmont exercises its first back-in right, it will be entitled to a second back-in right to earn an additional 19% interest in the Newmont Lease (70% in total) by expending an additional 100% of the Company’s expenditures.  Upon completion of the second back-in right, the Company will enter into a joint venture with Newmont for further exploration and development of the Newmont Lease on the basis of a 70% interest to Newmont and 30% interest to the Company.

CVN Project, Eureka County, Nevada

JKR also holds, indirectly through JKR US, the exclusive right and option to purchase, subject to underlying royalties, a 100% interest in the CVN Project, an early stage exploration gold prospect covering approximately 7,900 acres in Eureka County, Nevada.  See ITEM 7 “MATERIAL MINERAL PROJECTS – CVN Project, Eureka County, Nevada” below.

By exploration permit with option to purchase agreement dated effective August 31, 2009 (the “Aurelio Agreement”), JKR holds the sole and exclusive right and option (the “CVN Option”) to purchase a 100% undivided interest in and to four mining leases (collectively the “CVN Leases”) covering a total of 395 unpatented mining claims situated in Elko and Eureka Counties, Nevada from Aurelio Resources Corporation (“Aurelio”).

In order to exercise the CVN Option, JKR must:

(a)	pay to Aurelio a total of US$216,657 in cash (paid);

(b)	issue to Aurelio a total of 600,000 common shares (issued); and

(c)	expend a total of US$1,500,000 in exploration expenditures on the CVN Project on or before August 31, 2012.

JKR is also responsible for payment of all federal BLM claim maintenance fees, state and county recording fees and taxes and underlying lease payments pursuant to the CVN Leases to maintain the CVN Project in good standing during the term of the CVN Option.

The CVN Project is also subject to a 1% net smelter return royalty in favour of Aurelio and certain underlying royalties to the holders of the CVN Leases as described below.

The following is a summary of the underlying lease and royalty payments due to the holders of the CVN Leases:

CVN Leases	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 between David Mathewson (1), as lessor, and Aurelio, as lessee (the “Mathewson Lease”) with respect to 172 unpatented mining claims located in Eureka County, Nevada

US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period.

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining lease dated November 30, 2006 between WFW Resources, LLC, as lessor, and Aurelio, as lessee (the “WFW Lease”) with respect to 44 unpatented lode mining claims situated in Eureka County, Nevada
Until production is achieved, $6,000 in year 1 (paid), US$12,500 in years 2 to 6, US$17,500 in years 7 to 11 plus adjustments for consumer price index (CPI) for year 11 thereafter.
Lessee has option to buy out all claims under WFW Lease for US$20,000 per claim at any time during term of lease, subject to underlying royalty to lessor.

3% NRS, provided that lessee may purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$1,500,000 and US$7,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd.,(2) as lessor, and Aurelio, as lessee (the “KM/IC Lease”) with respect to 88 unpatented lode mining claims situated in Elko County, Nevada

Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between David Mathewson (1), as lessor, and Aurelio, as lessee (the “KM/RC Lease”) with respect to 91 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

(1)
Mr. Mathewson was appointed Vice-President, Exploration of JKR on September 1, 2009, following JKR’s acquisition of the CVN Option from Aurelio on August 31, 2009. Mr. Mathewson subsequently became a director and Vice-President, Exploration of the Company in conjunction with the completion of the Arrangement.  See Item 13 “DIRECTORS AND OFFICERS” below.

(2)	KM Exploration Ltd. is beneficially owned by Mr. Mathewson. See Item 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”.

Future annual lease payments associated with the CVN Leases are as follows:

CVN Lease	Mathewson	WFW	KM/IC	KM/RC	Total
Anniversary Date	August 25, 2008	November 30, 2006	August 28, 2008	August 25, 2008

2009	US$35,000	US$12,500	US$25,000	US$25,000	US$97,500	(paid)
2010	US$40,000	US$12,500	US$30,000	US$30,000	US$112,500	(paid)
2011	US$45,000	US$12,500	US$35,000	US$35,000	US$127,500	(paid)
2012	US$50,000	US$17,500	US$40,000	US$40,000	US$147,500
2013	US$55,000	US$17,500	US$45,000	US$45,000	US$162,500
2014	US$60,000	US$17,500	US$50,000	US$50,000	US$177,500
Onward	US$60,000	US$17,500	US$50,000	US$50,000	US$177,500

Camp Douglas Project, Mineral County, Nevada

Effective August 1, 2010, the Company, indirectly through GSV US, entered into a mining lease and option to purchase agreement (the “Diversified Lease”) with Diversified Inholdings, LLC, a Nevada company (“Diversified”), to acquire, subject to a 4% net smelter return royalty (the “Diversified Royalty”), the exclusive right and option (the “Diversified Option”) to purchase a 100% undivided interest in the Camp Douglas Project comprised of 198 unpatented mineral claims totaling approximately 3,800 acres in the Walker Lane Trend in Mineral County, Nevada (the “Camp Douglas Project”).

The Diversified Lease is for an initial term of 20 years commencing August 1, 2010 and expiring August 1, 2030, subject to the Company’s right to extend the initial term for additional one year periods provided that the Company is in good standing with respect to, inter alia, its annual lease payments and work commitments. The Diversified Lease is subject to annual escalating lease payments of US$45,000 on August 1, 2010 (paid) increasing annually to US$100,000 on August 1, 2017 and every year thereafter (subject to further annual increases based on the U.S. Consumer Price Index) and annual escalating minimum work expenditures of US$25,000 in year 1 and increasing annually to US$200,000 in year 8 and every year thereafter (subject to further annual increases based on the US Consumer Price Index).  The Company is also responsible for payment of all federal BLM claim maintenance fees, state and county recording fees and taxes to maintain the Camp Douglas Project in good standing during the term of the Diversified Lease. The Company must also complete a technical report on the Camp Douglas Project in compliance with NI 43-101 on or before the 4th anniversary of the Diversified Lease.  At such time as the Company commits to commence development of amine or mining on the Camp Douglas Project and completes a positive feasibility study therefor, the Company shall be entitled to exercise the Diversified Option and purchase, subject to the Diversified Royalty, a 100% undivided interest Camp Douglas Project for a cash payment of US$100,000. Upon exercise of the Diversified Option, the cumulative annual cash lease payments paid by the Company to Diversified during the term of the Diversified Lease shall be credited against the Diversified Royalty.

The Company may terminate the Diversified Lease at any time upon 3 months advance written notice to Diversified provided that if the Company elects to terminates the Diversified Lease less than 3 months prior to the deadline for performance of annual assessment work or payment of annual maintenance fees for the upcoming assessment year, the Company will be responsible for the performance and/or payment of such annual assessment work or fees for such upcoming assessment year.

In the event of default or failure by the Company to comply with any terms or conditions of the Diversified Lease, Diversified shall have the right to terminate the Diversified Lease for (1) the failure to make a cash payment when due if the Company does not remedy such failure within 15 days following receipt of notice of default from Diversified and (2) a non-monetary default if the Company fails to remedy such default within 30 days following receipt of notice of default from Diversified.

Subsequent to the Diversified Lease, the Company has acquired control over an additional 79 unpatented mineral claims and 80 acres of fee land covering approximately 1,226 acres increasing the overall size of the Camp Douglas Project to 277 unpatented mineral claims and 80 acres of fee land encompassing a total of 5,026 acres (2,033 hectares).

Significant Acquisitions and Dispositions

Except as disclosed herein, no significant acquisitions have been completed by the Company since the commencement of its financial year ended December 31, 2010 for which disclosure is required under Part 8 Business Acquisition Report of National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Administrators.

ITEM 6:  DESCRIPTION OF THE BUSINESS

6.1           General

Summary

The Company is a mineral exploration company engaged, indirectly through its subsidiaries, in the acquisition and exploration of mineral properties in Nevada, U.S.A. The Company is in the exploration stage as none of its properties are currently in production.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced board of directors.  See ITEM 13 “DIRECTORS AND OFFICERS”.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, for joint venture partners, and for the acquisition of investments in other mining companies.  See ITEM 8 “RISK FACTORS - Competition” below.

Environmental Protection

The current and future operations of the Company, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standard, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties.  The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process.  Current costs associated with compliance are considered to be normal.

Employees and Consultants

The Company maintains a head office in Vancouver, B.C. and a branch office in Elko County, Nevada.

As of February 14, 2012, the Company engaged the full time services of 4 geologists and 1 office administrator based in the Company’s Nevada office (December 31, 2010 - 2 geologists) and 4 people at its Vancouver head office (December 31, 2010 - 3 persons).  As operations require, the Company also retains geologists, engineers, and other consultants on a per diem basis in Vancouver and Nevada and in the field at its Railroad, CVN and Camp Douglas Projects in Nevada. Save and except as disclosed elsewhere in this AIF, the Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

All of the Company’s mineral properties are located in Nevada and the Company maintains a branch office in Elko, Nevada.

Reorganizations

On July 13, 2010, the Company completed the Arrangement with JKR pursuant to which the Company acquired, on a one for one basis, all of the issued and outstanding securities of JKR for like securities of the Company resulting in a reverse takeover of the Company by the shareholders of JKR.  See ITEM 5 “GENERAL DEVELOPMENT OF THE BUSINESS – The Arrangement” above.

ITEM 7:  MATERIAL MINERAL PROJECTS

The Company’s two material mineral projects are the Railroad and CVN Projects located in Elko and Eureka Counties, Nevada.

Railroad Project, Elko County, Nevada

The Company’s principal mineral project is the Railroad Project in Elko County, Nevada. A technical report dated February 14, 2012 in compliance with NI 43-101 on the Railroad Project entitled "Technical Report on the Railroad Project Elko County, Nevada, USA” (the “Railroad Report”) has been authored by Ernest L. Hunsaker III, CPG 8137.

The following summary regarding the Railroad Project has been extracted from the Railroad Report. The detailed disclosure contained in the Railroad Report is incorporated by reference into this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Railroad Report.  A full copy of the Railroad Report is available for review on SEDAR at www.sedar.com.

Railroad is a prospective gold target located in the Carlin Trend.  The Project straddles the Piñon Range 29 miles west of Elko Nevada and covers 16,081 acres (25.1 sq. miles).  It is comprised of 640 unpatented lode mining claims and 25 patented lode mining claims that are 100% controlled by Gold Standard Ventures Corp.  Also, included in the project is majority interest in private surface and mineral property, held via various lease contracts.  15,686.6 net mineral acres are 100% controlled as of January 1, 2012, when the total acreage (16,081 acres) covered by the project area is adjusted for the minority interest.  The company is pursuing the minority interest.

The Project is located in Elko County in sections 8, 10, 15, 16, 17, 19, 20, 21, 22, 27, 28, 29, 30, 31, 32, 33, 34, & 35 T31N/R53E; sections 3, 4, 5, 6, 7, 8, 9, 10, 14, 16, 17, & 18 T30N/R53E; section 36 T31N/R52E; and section 12 T30N/R52E

The Railroad Project is in a region of the northern Great Basin characterized by a poorly understood structural and stratigraphic setting.  The Paleozoic units exposed in the Piñon Range were deposited in a shallow carbonate platform margin area.  The Lower Ordovician to Middle Devonian age dolomite and quartzite indicate a recurring sequence of carbonate shelf/reef build up followed by uplift and erosion.

Sedimentary rocks of the Piñon Range are folded into a north-trending anticline which is cut by north-, northwest-, and northeast-trending high-angle normal and reverse faults.  A large, Tertiary age (36.3 to 37.8 ma), multi-phase intrusive complex underlies the Railroad District and outcrops as the Bullion Stock, west of the Piñon anticline.  It is quartz monzonite with a later stage rhyolitic core.  Numerous dikes are found adjacent and peripheral to the Bullion Stock.

The northern portion of the Project is primarily covered with Mississippian Webb and equivalent rocks.  Generally the units strike northwesterly and dip north.  The units are comprised of calcareous and siliceous sequences.  The Webb was historically considered the primary host.  However, when drilling was completed into the underlying Devonian Devils Gate Formation a broad zone of silicification and gold was found.  Continued mapping and drilling in the Piñon’s suggests that the Mississippian units occur as allocthonous and autochthonous units.

Three prominent fault directions have been mapped.  The north trending Railroad-Emigrant Fault zone separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range.  Northwesterly-trending north dipping faults offset this north-south fabric and lesser east-west trending faults have smaller offsets.  Drilling suggests that low-angle faults, with normal and/or reverse movement, have juxtaposed Devonian age carbonates and Mississippian rocks.

The Railroad Mining District was active as a copper, lead, silver, zinc, and gold district from 1869 until the early 1960’s.  Modern exploration began in the late 1960’s.  Since that time fifteen companies have preceded GSV with district-wide exploration; completing surface mapping and sampling, with 382 drill holes, 3508 rock samples, and 6260 soil samples.

Railroad is being explored primarily for sediment-hosted Carlin/Rain-type gold deposits.  Major district scale faults, Mississippian Webb/Devonian Devils Gate Formation contact, and extensive breccia bodies hosting mineralization are the key features associated with this deposit type.

Seven areas of mineralization have been outlined.  Although Gold Standard Ventures Corp. has drilled in several of these areas and historic work has been done in others, sampling of sufficient density and veracity to determine the distribution of gold has not been done and no mineral resource or reserve has been defined on the Project.

In 2010 and 2011 they completed 49,615.5 feet of drilling.  The program is in-progress and data utilized for this report were complete as of January 1, 2012.

Gold mineralization in the North Bullion Target Zone is up to 730 feet thick; RR 11-03 returned:
➢	730 feet/575-1305 feet @ 0.019 opt gold including
➢	265 feet/935-1200 feet @ 0.034 opt gold (which included)
➢	95 feet/1010-1105 feet @ 0.059 opt gold

Gold intervals have been intersected in other drill holes and outlined by soil and rock geochemistry indicating that the gold occurs at the contact between the Mississippian Webb and Devonian Devils Gate Formations or along low-angle faults juxtaposing the Mississippian age rocks and/or the Devonian Devils Gate.  Significant gold zones have at least one or more of the following:

•	Breccia (collapse or tectonic style)
•	Jasperoid
•	Silicification
•	Sulfides (typically sooty textured)
•	Barite
•	Dolomitization

In the Central Bullion Area replacement ores in the historic mining are found as vertical “chimneys of ore” at the intersections of narrow veins.  Copper-bearing, skarn ores were comprised of pyrite, chalcopyrite, bornite, chalcocite, galena, sphalerite, and tetrahedrite.  These mineralized zones are primarily found in the Devonian Devils Gate and Nevada Formations.

Historical work completed by previous lessors documents an extensive gold-bearing area and associated drilling resulted in historical estimates of over 100,000 ounces of gold.  These historical estimates have not had sufficient work completed by the Author or any Qualified Person to allow for their classification as current mineral resources or mineral reserves. GSV is not treating these historical estimates as current mineral resources or reserves and the historical estimates should not be relied upon.

Since 2009 Gold Standard Ventures Corp. has completed project wide geophysics and soil geochemistry as well as initiating a comprehensive geological mapping program.  Gold Standard Ventures collected 1,203 soil samples in 2010, 230 soil samples in 2011, and 285 rocks in 2011.  GSV completed a geophysical evaluation of the Railroad Project in 2009, 2010, and 2011.  The total gravity data are comprised of 2,892 data points.

Continued drilling and exploration is warranted. Drilling is the primary exploration tool recommended.  Primary drill target areas are:
•	North Bullion/North Ridge Target (23,000 feet in 10-15 holes)
•	Railroad Fault Target (12,000 feet in 8-10 holes)

•	Central Bullion/South Bullion Target (12,000 feet in 8-10 holes)

Additionally the exploration program should include:
•	Acquisition of detailed magnetic data around Bullion Stock
•	Continuation of the Project-wide Mapping in the LT and Lee Canyon Targets
•	RC Drilling to follow-up specific target locales from 1. (15,000 feet in 10-15 holes)
The following is a generalized budget is based on estimates summarized from the costs to date expended by Gold Standard Ventures Corp.

Geological Staff and office Support	$650,000
Drilling and Assaying
North Bullion/North Ridge ($170/foot)	$3,910,000
Railroad Fault ($170/foot)	$2,040,000
Central Bullion Target ($110/foot)	$880,000
South Bullion Target ($65/foot)	$260,000
Additional magnetic survey	$50,000
Geological Mapping (Contract Geologists)	$60,000
Environmental Permitting and Bonding	$150,000
Total (in US dollars)	$8,000,000	(USD)

CVN Project, Eureka County, Nevada

The Company’s other material mineral project is the Crescent Valley North Project or CVN Project in Eureka County, Nevada. A technical report dated November 9, 2009 (revised March 4, 2010 and May 11, 2010) in compliance with NI 43-101 on the CVN Project entitled "CVN Exploration Property, Eureka Co., Nevada, U.S.A.” (the “CVN Report”) has been authored by Dwight S. Juras, P.G., M.S., Ph.D. and Michael B. Jones, Ph.D.

The following summary regarding the CVN Project has been extracted from the CVN Report. The detailed disclosure contained in the CVN Report is incorporated by reference into this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the CVN Report. A full copy of the CVN Report may be obtained from SEDAR at www.sedar.com.

The Crescent Valley North Project (CVN) in Eureka County, Nevada, is an early exploration stage, low-sulfidation epithermal, quartz vein and stockwork gold property controlled by JKR. JKR controls 172 unpatented lode mining claims comprising approximately 3,400 acres or a little over 5 square miles of mineral rights.

The prospect consists of a epithermal-type vein system developed along the western margin of the northern Cortez Range.  The veins are hosted in Jurassic volcanic and volcaniclastic rocks that crop out along the range front formed by the Crescent fault.  This chalcedony/quartz-calcite breccia-vein system crops out discontinuously for 12,500 feet (3800 meters) in a north-northwest trend along the range front and for at least 9,400 feet (2800 meters) on the CVN claims with abrupt changes in NNW to NNE-strikes and moderate W-dips.  The range-front vein system is a zone of multi-event, silica-healed, hydrothermal breccias that have expanded the original structures by explosive excavation and subsequent vein filling. As seen in outcrop, vein breccias consist of fragments of wall rock as well as earlier formed chalcedony in a chalcedony/quartz matrix.  Up to 50 percent of the vein zone may consist of breccia fragments.  Small portions of the veins in outcrop and drill holes display minor repetitive banding, coarsely-bladed calcite, and quartz pseudomorphs of the calcite, that typically represent boiling of hydrothermal fluids and deposition levels of gold.

Surface sampling and analysis within and along the major veining have revealed low grade gold values along the extent of the veining on the CVN. The vein zone is thickest (outcrops the widest) where outcrops of the vein are concave west, and this is where some of the highest gold values occur. Gold and silver values in outcrop and in drill samples are weakly to moderately anomalous.  Rock chip samples from chalcedony/quartz veins range up to 0.241 ppm Au and 1.5 ppm Ag.  Subsidiary intersecting major veining with similar cryptocrystalline silica (chalcedonic quartz) lies along NE-strike, moderate NW-dips, and contains similar gold values but associates with higher base metal values. The overburden (fill) of Crescent Valley begins immediately west of the surficial veining, covering its dip projection and some of its strike projections.  Five previous drill holes revealed more extensive mineralization and alteration with similar gold values that increase to moderate depths down dip.  That drilling revealed veining that is 30 to 180 feet thick, and includes relatively massive chalcedony veins (chalcedony fragments in chalcedony matrix) up to 60 to 70 feet thick.  Drill samples within 20 feet of the zone of chalcedony/quartz veins range up to 0.055 ppm Au and 1.3 ppm Ag.  Drill samples from footwall phyllic alteration up to 350 feet below the vein zone range up to 0.395 ppm Au. Cross section interpretations of the previous drill holes indicate that the veins project westerly at dips of about 45o to 60o from the range-front vein outcrops. The drill holes intersected the vein zone up to 800 feet down dip from its outcrop and 550 feet below the surface.

The CVN chalcedony/quartz breccia-vein system fits into the low-sulfidation epithermal vein model as proposed by Buchanan (1981) and modified by Wake (2006).  The main CVN vein as exposed in outcrop and up to 800 feet down dip in drill holes would be placed relatively high in the model. The general lack of adularia, crustiform textures, and sulfide bands within the vein combined with the abundance of massive chalcedony, bladed textures of calcite chalcedony/quartz replacements of calcite, and sparse amethyst position the explored portions of the main vein and its footwall veins above the expected level of highest, possibly bonanza, gold values. Although the sampling and analyses returned only low values in gold on the CVN to-date, bonanza gold vein systems typically show similar gold values well above boiling levels of bonanza gold deposition, as well as low gold values in adjacent veining that formed during different stages of the system boiling. Such distributions of gold are common in other bonanza gold vein systems in east central Nevada. Although the age of the veining is not clear, the authors believe that the veining formed in the early Tertiary at a time when other bonanza gold vein systems and mine orebodies formed in east central Nevada.  JKR seeks to explore westward into Crescent Valley for more extensive veining and bonanza vein systems at depth.

The pathfinder and base metal element zoning patterns, with their apparent center on the portions of the vein with relatively higher calcite, suggest that the central to northern part of the vein may be a local center for more intense fluid boiling, or resurgent boiling, and potential mineralization at depth. The previous drilling did not test these areas to depth.

Alteration assemblages and associated trace elements with affinities to iron oxide-copper-gold (IOCG) mineralization occur near the northern segment of the CVN veining, and presents a subsidiary exploration target.  The diverse mineralogy of this mineralization includes hematite, magnetite, strong goethitic replacement of hematite and magnetite, very coarse amphibole and magnetite-amphibole intergrowths, quartz-tourmaline, coarse apatite, hydrothermal barite, chlorite, clay, and breccias with black silica- and pyrite-rich matrices.  Most of these alteration products are hosted in latite.  The alteration is sporadically expressed in croppings and float in a northeast trending zone about 2,000 feet long and 800 feet wide.

Scoop and rock chip samples from this area are anomalous in several elements.  The highest values for all CVN scoop samples are from the IOCG area for Au (max. 0.394 ppm), As (max. 76 ppm), and Cu (max.72 ppm).  Similarly for all CVN rock chip samples, the highest values are from the IOCG area and include Au (max. 0.554 ppm), As (max. 1985 ppm), Cu (max. 298 ppm), P (max. 8760 ppm), and rare earths La (max. 190 ppm) and Ce (max. 251 ppm).  Zoning systematics in alteration and trace element geochemistry are not currently documented.  Detailed geologic mapping and sampling may define the controls and economic potential of the IOCG mineralization.

A core drilling program was conducted by JKR in December, 2009 and January, 2010 to provide a preliminary test of the bonanza vein model. Very difficult drilling conditions were encountered in the altered, broken structural zone at the top of the target zone.  Only one of 3 holes attempted was successful in providing a target test.  Hole number CVN09-1 was completed to 1345 feet.  Holes CVN 10--1 and 10-3 were drilled to 561 and 558, respectively and failed to reach the targeted rock units and veins. The drill program was halted because of deteriorating access conditions due to weather and the difficult drilling problems.

Completion of the Phase 1 drilling program which was begun December, 2009 and terminated in January, 2010 is recommended. This drilling is warranted to provide additional tests of the bonanza vein target opportunities on the CVN property along the approximately 3 to 4 kilometer long, northwest-trending vein system indicated to be present in the range margin exposures.  Reverse circulation drilling to penetrate through the difficult altered, broken rock of the footwall structural-zone, followed by core tails to drill through the vein target zones is recommended.

Proposed Budget

Geological supervision (60 days @ $600/day)	$36,000
Surface sampling: 250 samples @ $20/sample	$5,000
Additional site prep and reclamation bonding, 2-3 sites	$10,000
RC drilling of 5 pre-collars, each 500 to 800 ft, 3000 feet @ $25/ft	$75,000
3000 ft casing @ $12/ft	$36,000
Core tails drilling, 5 holes, ea 1000 ft, 5000 ft total @ $80/ft	$400,000
Assays RC cutting and core, 1600 samples @ $20/sample	$32,000
Total (in US dollars)	$594,000	(USD)

Since the termination of its Phase 1 drilling program in January 2010, the Company’s exploration activities on the CVN Project have focused primarily on target assessment including additional geological and geochemical studies and assessment.

In addition, two angle core holes have been drilled on the “Safford” portion of the CVN Project covered by the WFW Lease. The Safford property is adjacent to and southeast of the Barth iron deposit, comprised of massive hematite, which has been theorized to either be a skarn or IOCG style deposit.  Safford mineralization is comprised largely of silver and copper mineralization in shear zones and siliceous, baritic, sulfidic breccias. The two angle core holes were drilled through and below the downward and on-strike extension of mineralization below the 1880 mining that reached a maximum of 150 feet below surface. Assays from these holes did not contain any results of economic significance.

Excluding claim maintenance fees and lease payments, as of September 30, 2011 the Company has incurred approximately $851,474 (December 31, 2010 - $400,494) in exploration expenses on the CVN Project including, but not limited to, data analysis, sampling and processing, geological, consulting fees and drilling costs including the costs of the incomplete Phase 1 drilling program terminated in January 2010.

The Company is currently reviewing its proposed exploration plan for 2012 on the CVN Project which includes mapping the geology of and appropriately sampling the entire claim block and conducting additional scoop sampling over areas that have not been sampled and where there are essentially no outcroppings to sample. The Company considers this approach an effective tool in identifying, but not quantifying, geochemical anomalies. Follow-up of the scoop samples with detailed soil sampling may be warranted to additionally define the geochemical anomalies. The Company also proposes to drill test the main range-front chalcedony/quartz breccia-veining further down dip as part of its budget from the Phase 1 drilling program terminated in January 2010. The exposed and previously drilled portions of the veining fit into the exploration model above the expected level of gold mineralization. Drill holes need to reach at least 1,200 feet below surface to test the model depth of expected gold if the gold precipitated under hydrostatic conditions. If the system sealed itself, the depth to gold could be greater. Up to 4 or 5 combined RC and core holes are currently being considered for drilling on the CVN Project when conditions permit in 2012. The estimated budget for the 2012 exploration program is between $450,000 and $1,000,000.

Camp Douglas Project, Mineral County, Nevada

Pursuant to the Diversified Lease, the Company has the exclusive right and option to purchase, subject to the 4% Diversified Royalty, a 100% undivided interest in 198 unpatented mineral claims totaling approximately 3,800 acres in the Camp Douglas Project in the Walker Lane Trend in Mineral County, Nevada. Subsequent to the Diversified Lease, the Company has acquired control over an additional 79 unpatented mineral claims and 80 acres of fee land covering approximately 1,226 acres thereby increasing the overall size of the Camp Douglas Project to 277 unpatented mineral claims and 80 acres of fee land encompassing a total of 5,026 acres (2,033 hectares).

In 2011, we intend to engage the services of a geophysicist to assess the application of electrical geophysical methods for targeting purposes at the Camp Douglas Project. Ground assessment will follow and contingent on positive results a Phase 1 drilling program will be formulated and submitted for permitting.  We anticipate such drilling to begin in late spring of 2012.

ITEM 8:  RISK FACTORS

The business and operations of the Company is subject to a number of risks. The Company considers the risks set out below to be the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Limited Operating History

The Company has a limited history of operations, is in the early stage of development and must be considered a start-up. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The Company has no history of earnings, and there is no assurance that any of its current or future mineral properties will generate earnings, operate profitably or provide a return on investment in the future. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the Company’s early stage of operations. The Company has no intention of paying any dividends in the foreseeable future.

The exploration of the Company’s properties depends on its ability to obtain additional required financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause it to postpone its exploration plans or result in the loss or substantial dilution of its interest in its properties as disclosed in this AIF.

Mineral Properties

The Company has an interest in three mineral resource properties located in the State of Nevada, U.S.A., being the Railroad, CVN and Camp Douglas Projects.

The Railroad Project is an advanced stage exploration property and has been the subject of considerable historical exploration work as outlined in the Railroad Report prepared for the Company and JKR by Ernest L. Hunsaker III, CPG 8137 (the “Author”). The Railroad Report does not contain an estimate for mineral resources or mineral reserves, but refers to certain historical estimates for gold on a portion of the Railroad Project known as the POD area.  Drilling by Nicor Mineral Ventures Inc., Westmont Mining Inc. and Kinross Gold U.S.A. Inc., led to historical estimates (the “Historical Estimates”) of “drill indicated reserves” for the POD area of 1,197,400 tons containing 107,766 ounces gold at an average grade of 0.090 (cut off grade at 0.030) ounces per ton (Kuhl, 1985) and “geologic resource calculation” of 1,006,665 tons containing 89,731 ounces gold at an average grade of 0.089 (cut off grade at 0.030) ounces per ton (Bartels, 1999). These descriptions are similar to that defined as “inferred mineral resource” by the Canadian Institute of Mining, Metallurgy and Petroleum (2010). However, the Company does not treat the Historical Estimates as current mineral resources or reserves as defined by NI 43-101 as such estimates have not had sufficient work completed by the Author or any “qualified person” to allow for such classification as current mineral resources or mineral reserves under NI 43-101 and therefore should not be relied upon. The lack of pulps, rejects, cuttings or core currently available for sampling and verification makes the data utilized in formulating the Historical Estimates limited in their reliability. In addition, no gold has been produced from the Historical Estimates. For these reasons, among others, the Historical Estimates should not be relied upon as a guarantee of mineral resources or reserves. Actual resources or reserves, if any, may differ significantly.

On the other hand, the Historical Estimates are relevant as a guide to the Company’s future exploration and as partial summaries of historical background data. Such data is relevant because it provides a foundation upon which an exploration course of action can be recommended and is believed to be reliable because the companies and authors referenced in the calculations are known to be competent and professional in their work. Reference is made to the Railroad Report, incorporated by reference herein, for a detailed discussion of the Historical Estimates and the recommended work program for the Railroad Project.

The CVN and Camp Douglas Projects are in the early exploration stage and are without known resources or reserves.

In the case of each property, the proposed work programs are exploratory in nature and are designed to search for and/or confirm the existence of a mineral deposit.

Development of these or any future mineral properties will only follow upon obtaining satisfactory results. Exploration for and the development of minerals involve a high degree of risk and few properties, which are explored, are ultimately developed into producing properties. There is no assurance that our exploration and, if warranted, development activities will result in any discoveries of commercial bodies of ore. The long-term success of our operations will be in large part directly related to the cost and success of our exploration programs, which may be affected by a number of factors.

The Company expects to incur losses unless and until such time as one or more of its properties enters into commercial production and generates sufficient revenue to fund its continuing operations.

Calculations of Mineral Resources

To the extent that the Company’s future exploration and drilling work enables it to classify the Historical Estimates as current mineral resources or mineral reserves or otherwise make an estimate of mineral resources or mineral reserves for the Railroad or other projects, such estimates will be subject to uncertainty. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineral reserve or mineral resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources. Any material change in the quantity of mineral resources, mineralization, grade or stripping ratio may affect the economic viability of our property. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Furthermore, any resource estimates will be prepared in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are generally not permitted in disclosure filed with the SEC. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources that we prepare may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

Nature of Exploration and Mining

Resource exploration and development is a speculative business and involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, a property will be brought into commercial production or that the metallurgical processing will produce economically viable saleable products. The discovery of commercial deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control. Our ability to sell and profit from the sale of any eventual mineral production from any of our properties will be subject to the prevailing conditions in the marketplace at the time of sale.  Many of these factors are beyond our control and therefore represent a market risk which could impact our long term viability and operations.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks may occur including, but not limited to, difficult surface or underground conditions, water conditions, unexpected or unusual rock conditions or geological operating conditions including rock bursts, cave-ins, ground fall, slope failures and land slides, fires, explosions, flooding and earthquakes. Additional risks include unanticipated variations in grade and other geological problems, failure of pit walls or dams, adverse environmental conditions or hazards, mechanical and equipment performance problems, industrial accidents, labour disputes, changes in the regulatory environment, damage to mineral properties or facilities and personal injury or death.

It is not always possible to fully insure against such risks and we may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

While the Company maintains insurance to insure against general commercial liability claims, such insurance will not cover all of the potential risks associated with the Company’s operations. The Company may also be unable to obtain insurance to cover other risks at economically feasible premiums or at all. Insurance coverage may not continue to be available, or may not be adequate to cover liabilities. The Company might also become subject to liability for environmental, pollution or other hazards associated with mineral exploration and production which may not be insured against, which may exceed the limits of our insurance coverage, or which we may elect not to insure against because of premium costs or other reasons. Currently, we are not insured against most environmental risks.

Losses from any one or more of these events may cause us to incur significant costs that could materially adversely affect the Company’s financial condition and its ability to fund activities on its properties. A significant loss could force the Company to reduce or terminate its operations and even result in bankruptcy.

Insufficient Resources or Reserves

Substantial additional expenditures will be required to establish either resources or reserves on the Company’s mineral properties and to develop processes to extract the minerals. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis on terms acceptable to us or at all.

History of Net Losses

To date, the Company has not received any revenue from the exploration activities on its properties and has only incurred losses since its incorporation. In addition, the Company has not found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on one or more of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Maintaining Interests in Mineral Properties

The Company’s ability to maintain ownership in its current mineral properties and to initially establish and subsequently maintain ownership in any future mineral properties will be dependent upon compliance with applicable laws and with agreements to which it is a party. There is no assurance that the Company will be able to obtain and/or maintain all required permits and licenses to carry on its operations. Additional expenditures will be required by the Company to maintain its interests in its properties. There can be no assurance that the Company will have the funds, will be able to raise or will be able to comply with the provisions of the agreements relating to its properties which would entitle it to an interest therein and if the Company fails to do so its interest in some or all of these properties may be reduced or be lost.

Significant Additional Capital Required

Substantial expenditures will be required to establish resources or proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal and develop the mining and processing facilities and infrastructure at any mine site. In addition to the funds the Company has budgeted for drilling in 2012, it will be required to expend significant amounts for geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of its exploration.  The Company may not benefit from such investments if it is unable to identify commercially exploitable resources. If the Company is successful in identifying resources, it will require significant additional capital to construct a mill and other facilities necessary to extract those resources. That funding, in turn, depends upon a number of factors, including the state of the national and worldwide economy and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes, in which case, its ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s potential interest in certain properties.

The Company will also require additional funding to acquire further property interests. The Company’s ability to arrange such financing in the future will depend, in part, upon the prevailing capital market conditions as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all.  If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing security holders will suffer additional dilution.

Future Operations Contingent on Production

The Company has only recently begun operations and has no history of revenues or earnings.  To become profitable, the Company must first establish resources at its mineral resource properties, and then either develop such properties or locate and enter into agreements with third party operators. It could be years before the Company receives any revenues from the production of gold or other precious metals, if ever. The Company may suffer significant additional losses in the future and may never be profitable.  The Company does not expect to receive revenue from operations in the foreseeable future, if at all. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Reliance on Key Personnel

The success of the Company will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of its management and key employees such as Jonathan T. Awde, President and Chief Executive Officer, and David C. Mathewson, Vice-President, Exploration. The Company could be adversely affected if such individuals do not remain with the Company. Furthermore, the Company does not maintain life insurance policies in respect of its key personnel.

The Company’s future success will also be highly dependent on its ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities to successfully grow the Company.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Failure to retain these individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Competition

The Company competes with many companies in the mining industry, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, particularly Nevada, and other areas where the Company may conduct exploration activities. The Company may be at a competitive disadvantage in acquiring mineral properties, since it will be competing with these individuals and companies, many of which have greater financial resources and larger technical staffs. From time to time, specific properties or areas which would otherwise be attractive to the Company for exploration or acquisition may be unavailable to it due to their previous acquisition by other companies or the Company’s lack of financial resources. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or raise the capital necessary to fund its operation and advance its properties. The Company’s inability to compete with other companies for these resources would have a material adverse effect on its results of operation and business.

Title

The Company’s ability to explore and operate its properties depends on the validity of title to its properties. The mineral claims currently making up the Company’s properties consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

While the Company has investigated title to its projects, this should not be construed as a guarantee of title. There may be valid challenges to the title to its properties, particularly its unpatented claims, which, if successful, could impair development and/or operations and result in the loss of all or a portion of the properties to which the title defect relates.

No assurances can be given that title defects to the Company’s current properties or any future properties in which the Company may seek to acquire an interest do not exist.
The Company will also remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

The Company’s current mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes and lease payments. Any failure to make such payments or comply with such requirements could result in the loss of all or a portion of its interest in the properties.

Environmental Risks

Due to the early stage of the Company’s operations and its minimal capitalization any environmental issues or any changes in environmental regulations would seriously adversely affect the Company. All phases of the Company’s operations will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect the Company’s operations, make its operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the Company’s current properties and on properties in which the Company may hold interests in the future that are unknown to the Company at the present and that have been caused by the Company or by previous owners or operators of the properties, or that may have occurred naturally.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at the Company’s properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, the Company may become subject to liability.  The Company does not currently maintain insurance for environmental risks including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration or production, as it is not generally available at a reasonable price.

Potential Environmental Lawsuits

Neighbouring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around the Company’s properties. There can be no assurance that the Company’s defense of such claims will be successful. A successful claim against the Company could have a material adverse affect on its business prospects, financial condition and results of operations.

Governmental and Regulatory Requirements

The Company’s current and future operations including exploration and development activities and, if applicable, commencement of production on its properties, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. The Company cannot be certain that all permits and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such permits and approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of mineral properties which would adversely affect its business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

Proposed Legislation

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Company currently controls within its properties. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in the Company’s Railroad and CVN Projects. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Company’s ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s business.

Adequate Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations, condition and results of operations.

Water Supply

In accordance with the laws of the State of Nevada, the Company will need to obtain permits to drill water wells in connection with its future exploration and, if applicable, development and production activities. However, the amount of water that the Company will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on the Company’s ability to demonstrate a beneficial use for the amount of water that its intend to use. Unless the Company is successful in developing the properties to a point where it can commence commercial production of gold or other precious metals, it may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that the Company will have access to the amount of water needed to operate a mine at its properties.

Factors Beyond the Company’s Control

The potential profitability of the Company’s mineral properties is dependent upon many factors beyond its control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond its control, and such fluctuations will impact on profitability and may eliminate profitability altogether. The economics of developing a mineral property will also be affected by grade of ore, fluctuating mineral markets, costs of processing equipment, competition, extensions on licenses and such other factors as government regulations, including regulations relating to title to mineral concessions, royalties, allowable production, importing and exporting of minerals and environmental protection. Also, the Company will rely upon consultants and others for construction and operating expertise. Many of the above factors are beyond the Company’s control. Depending on the price of minerals produced, the Company may determine that it is impractical to either commence or continue commercial production.

Fluctuating Gold Prices

Even if the Company is successful in identifying resources, its ability to raise the significant additional capital to construct a mill and other facilities necessary to extract those resources and its potential for future profitability will be directly impacted by, among other things, the market price of minerals, particularly gold. A decrease in the price of gold at any time during future exploration and development may prevent the Company’s properties from being economically mined or result in the write off of assets whose value is impaired as a result of lower gold prices.

The market price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities, the purchase and sale of gold by central banks, and increased production due to improved mining and production methods. In particular, the supply of and demand for minerals are affected by, among other factors, political events, economic conditions and production costs in various producing regions. The effect of these factors cannot be predicted.

Although it may in the future be possible for the Company to protect some price fluctuations by hedging if it identifies commercially minable resources or reserves on its properties, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate. In the event gold prices decline and remain low for prolonged periods of time, the Company might be unable to develop its properties or produce any revenue.

Assets Located Outside of Canada

Substantially all of the Company’s assets are located outside of Canada, and may from time to time be held directly or indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces of Canada against the portion of the Company’s assets located outside of Canada.

Dilution

The Company may in the future grant to some or all of its directors, officers, key employees and consultants options to purchase Common Shares at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised, the interests of the Company’s then existing shareholders will be subject to additional dilution.

The Company’s board of directors will have the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital and that such additional issuances may involve a significant number of shares at prices less than the current market price for the Company’s Shares. Such additional issuances will dilute the percentage interest of existing shareholders and may reduce the price at which the Common Shares are able to be sold.

Limited Trading Market

The Common Shares are listed on the TSX Venture Exchange in Canada and are traded on the OTCQX International in the United States. During the past year trading in the Common Shares has been limited and sporadic and there can be no assurance that an active market for the Common Shares will develop or be sustained in the future. If an active public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of an investor’s investment may be limited and the share price may decline below the current market price for the Common Shares.  See Item 11 ‘MARKET FOR SECURITIES”.

Conflicts of Interest

Certain of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). In addition, some of the Company’s directors and officers are or may become directors or officers of other companies engaged in the acquisition, exploration, development and production of mineral resource properties. See ITEM 13.3 “DIRECTORS AND OFFICERS – Conflicts of Interest” below.

Currency Fluctuation and Foreign Exchange Controls Risks

The Company’s operations will be conducted primarily in countries other than Canada making it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results. The Company’s currency fluctuation exposure will be primarily to the U.S. dollar as all material commitments are in Canadian or U.S. dollars.

In addition, stock markets generally have experienced extreme price and volume fluctuations and the market prices of securities generally have been highly volatile. These fluctuations are often unrelated to operating performance of a company and may adversely affect the market price of the Company’s Common Shares.

Dividend Policy

The Company has not paid any dividends on its Common Shares to date, and it is highly unlikely that the Company will be in a position to pay dividends in the foreseeable future.  The Company’s ability to pay dividends will depend on its ability to successfully develop one or more properties and generate revenue from operations. Further, its initial earnings, if any, will likely be retained to finance growth. Any future dividends will depend upon the Company’s earnings, if any, its then-existing financial requirements and other factors, and will be at the discretion of its board of directors.

Recent Global Financial Conditions

Recent global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. In addition, access to public financing has been negatively impacted by the current European debt crisis. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to it. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the Common Shares could continue to be adversely affected.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 9:  DIVIDENDS

All of the Common Shares of the Company are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company's articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of the dividend would render the Company insolvent. However, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the foreseeable future.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 10:  DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value.  The following Common Shares of the Company were issued and outstanding as of the dates set out below:

Type of Security	Amount Authorized or to be Authorized	Outstanding as at December 31, 2010	Outstanding as at February 14, 2012
Common Shares	Unlimited	42,735,559	60,961,447

The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote), to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company.  Distribution in the form of dividends, if any, will be set by the Company’s board of directors.  See Item 9 “DIVIDENDS” above for particulars of the Company’s dividend policy.

Provisions as to the modification, amendment or variation of the rights attached to the capital of the Company are contained in the Company’s Articles and the BCBCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 66 2/3% of the votes cast).

ITEM 11:  MARKET FOR SECURITIES

11.1           Trading Price and Volume

The Common Shares of the Company currently trade on the Exchange under the symbol “GV”. On February 16, 2010 trading in the Common Shares was halted at the request of the Company pending the announcement of the Arrangement.  On June 15, 2010 the Common Shares resumed trading on the Exchange.  As of February 14, 2012 the closing price of the Company’s Common Shares on the Exchange was $1.17 per share.

The following table sets out the Company’s trading history on the Exchange on a monthly basis since the commencement of the Company’s fiscal year ended December 31, 2010:

Period	High	Low	Volume
February 1 – 14, 2012	$1.17	$1.05	885,345
January, 2012	$1.31	$0.69	7,824,418
December, 2011	$0.89	$0.70	1,458,155
November, 2011	$1.05	$0.66	1,231,928
October, 2011	$1.25	$0.97	786,675
September, 2011	$1.31	$1.11	1,241,770
August, 2011	$1.29	$1.05	3,157,563
July, 2011	$1.31	$1.20	1,914,652
June, 2011	$1.47	$1.21	3,530,291
May, 2011	$1.40	$1.20	1,619,933
April, 2011	$1.49	$1.34	2,378,147
March, 2011	$1.51	$1.18	4,986,128
February, 2011	$1.38	$0.70	5,586,330
January, 2011	$0.87	$0.61	4,970,616
December, 2010	$0.74	$0.53	3,216,051
November, 2010	$0.69	$0.51	2,136,860
October, 2010	$0.91	$0.62	3,979,680
September, 2010	$0.78	$0.65	4,231,575
August, 2010	$0.89	$0.55	1,329,825
July, 2010	$0.89	$0.70	38,390
June 15 – 30, 2010	$0.90	$0.71	6,450
February 16 to June 14, 2010 - Halted	N/A	N/A	N/A
February 1 to February 15, 2010	$0.75	$0.70	19,000
January 2010	$0.70	$0.51	27,436

The Common Shares are also traded on the OTCQX International in the United States under the symbol “GDVXF”.

11.2           Prior Sales

Since the commencement of the fiscal year ended December 31, 2010, the Company has issued the following securities:

Date	Type of Transaction	Number and Type of Securities	Price	Proceeds
April 1, May 21 and July 12, 2010	Private Placement	5,564,176 unit subscription receipts (1)	$0.65	$3,616,714
July 13, 2010	Arrangement	26,194,571 Common Shares	N/A (2)	N/A (2)
September 10, 21, 22 and 29, 2010	Private Placement	7,809,493 units (3)	$0.65	$5,076,170
February 25, 2011	Debt Settlement	346,155 Common Shares	$1.35 (4)	$225,000 (4)
March 3, 2011	Private Placement	12,578,947 Common Shares	$0.95	$11,950,000

(1)
Each unit subscription receipt was automatically converted into one Common Share and one share purchase warrant upon completion of the Arrangement. Each warrant entitles the holder thereof to purchase an additional Common Share at an exercise price of $1.00 on or before July 13, 2012. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Financings” above.

(2)
Pursuant to the Arrangement, the Company acquired 100% of the issued and outstanding shares of JKR in exchange for 24,784,571 Common Shares. The Company also issued 1,410,000 special warrants in exchange for 1,410,000 JKR special warrants. Each special warrant was automatically converted into one Common Share and one share purchase warrant upon completion of the Arrangement, for a total of 26,194,571 Common Shares (24,784,571 + 1,410,000). Each warrant entitles the holder thereof to purchase an additional Common Share at an exercise price of $1.00 on or before July 13, 2012.  Legally, the Company is the parent of JKR, however, as result of the share exchange, the former shareholders of JKR acquired control of the Company.  The acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree). The value of the shares on acquisition is based on the fair value of the net assets assumed on recapitalization.

The fair value of the Company’s net assets assumed is as follows:

Cash	$3,678,349
Receivables	34,043
Prepaid expenses	20,529
Accounts payable and accrued liabilities	(437,118)
Loan payable	(154,650)
TOTAL	$3,141,153

The net costs for the recapitalization in the amount of $163,016 were charged to equity.

(3)
Each unit consisted of one Common Share and one warrant to purchase an additional Common Share at a price of $1.00 for a period of 24 months, subject to the Company’s right to accelerate the expiry date of the warrants at any time upon 30 calendar days notice if the weighted average trading price of the Company’s shares on the Exchange equals or exceeds $1.50 per Share for a period of 15 consecutive trading days. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Financings” and Item 10 “DESCRIPTION OF CAPITAL STRUCTURE”.

(4)	These shares had a fair market value of $1.35 per share at the time of issuance resulting in a loss of $242,309.

In addition, during the fiscal year ended December 31, 2010, a total of 31,250 Common Shares were issued at a weighted average price of $0.40 per share for gross proceeds of $12,500 pursuant to the exercise of share purchase warrants.

During the nine month period ended September 30, 2011, a total of 4,896,191 Common Shares were issued at a weighted average price of $0.81 per share for gross proceeds of $3,967,966 pursuant to the exercise of share purchase warrants.  In addition, a total of 120,000 Common Shares were issued at a weighted average price of $0.65 per share for gross proceeds of $78,000 pursuant to the exercise of stock options.

ITEM 12:  ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Escrowed Shares

Effective July 13, 2010, a total of 11,894,000 Common Shares of the Company (the “Escrowed Shares”) were deposited in escrow with Computershare pursuant to the Arrangement in accordance with the Exchange’s value escrow agreement. The Escrowed Shares are subject to a three year escrow release mechanism with 10% of the Escrowed Shares released upon completion of the Arrangement and 15% of the Escrowed Shares being releasable every 6 months thereafter on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the completion date of the Arrangement, being July 13, 2010.

As of February 14, 2012, the following Escrowed Shares remain in escrow with Computershare:

Designation of Class	Number of Escrowed Shares	Percentage of Class
Common Shares	5,352,300 (1)	8.78%

(1)	A total of 1,784,100 Escrowed Shares will be released from escrow on each of July 31, 2012, January 13, 2013 and July 13, 2013.

Other than as set out above, to the knowledge of the directors and officers of the Company, no other securities of the Company are subject to escrow, hold period or a contractual restriction on transfer as of the date hereof.

ITEM 13:  DIRECTORS AND OFFICERS

13.1           Name, Occupation and Security Holding

The following are the names and provinces/states of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations within the five preceding years, and the number of Common Shares beneficially held by each of them. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the Articles of the Company.

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Company Shares held at February 14, 2012 (1)
Jonathan T. Awde British Columbia, Canada Director, President, Chief Executive Officer
President and Chief Executive Officer of JKR, since incorporation; President of Northern Star Mining Corp. (TSXV – NSM), Feb 23, 2010 to July 13, 2010; Director since June 2007; previously Vice-President (Corporate Development), Feb. 2003 to Feb 23, 2010
		Director since July 13, 2010 (date of completion of the Arrangement)	4,070,500 or 6.68%
Ewan S. Downie Ontario, Canada Director
President and Chief Executive Officer, Premier Gold Mines Limited (TSX – PG), May 2006 to present; President, Zinifex Canada Inc., May 2007 to October 2008; President and Chief Executive Officer of Wolfden Resources Inc. (mining company) 1997 to June 2007
		Director since July 13, 2010 (date of completion of the Arrangement)	Nil

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Company Shares held at February 14, 2012 (1)
David C. Mathewson Nevada, U.S.A. Director, Vice-President – Exploration
Mining and exploration geologist, 1968 to present; Vice-President, Exploration, JKR, Sept. 2009 to present; President/CEO, Nevada Gold Holdings Inc. (OTC-BB listed company), January 2009 to September 2009; President, Chief Geologist, Gold Run Inc., August 2006 to August 2008; Vice-President, Tone Resources Ltd. (TSX-V), June 2003 to March 2007
		Director since July 13, 2010 (date of completion of the Arrangement)	1,259,500 or 2.07%
Robert J. McLeod British Columbia, Canada Director	Exploration geologist, March 2003 to present; Chief Executive Officer, Vice-President, Operations, and director, Full Metal Minerals Ltd., June 2003 to present	Initially appointed a Director on July 13, 2010 (date of completion of the Arrangement) Subsequently re-elected on June 28, 2011 (2)	Nil
Richard S. Silas British Columbia, Canada Director and Corporate Secretary
Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers; Secretary, Gold Standard, July 14, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010); former Secretary and director of Northern Star Mining Corp. (TSXV – NSM), June 1999 to January 2011
		Director since April 2009	946,550 or 1.55%
William E. Threlkeld Morrison, Colorado Director	Geologist, Senior Vice-President, Seabridge Gold Inc. since 2001	Director since March 17, 2011	Nil
Michael N. Waldkirch British Columbia, Canada Chief Financial Officer
Certified General Accountant since 1998, Chief Financial Officer, Gold Standard Ventures Corp., July 2010 to present; former Chief Financial Officer, Northern Star Mining Corp. (TSXV – NSM), Oct. 2008 to January 2011
		N/A	767,750 or 1.26%

(1)
The approximate number and percentage of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each director or executive officer as of February 14, 2012. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(2)
Mr. McLeod was initially appointed as a director of the Company in connection with the completion of the Arrangement on July 13, 2010.  On March 17, 2011, Mr. McLeod stepped down as a director of the Company in order to accommodate the appointment of William E. Threlkeld as a director of the Company.  Mr. McLeod was subsequently re-elected as a director of the Company at the Company’s annual general meeting held on June 28, 2011.

The members of the Company’s audit committee are Jonathan T. Awde, Ewan S. Downie and William E. Threlkeld.

The Company has also appointed a compensation committee whose members are Ewan S. Downie, William E. Threlkeld and Robert J. McLeod.

As of February 14, 2012, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, 7,044,300 Company Shares representing 11.56% of the total issued and outstanding Company Shares of the Company.

Management

The following sets forth further background information on each of the directors and executive officers of the Company.

Jonathan T. Awde (age 34), President and Chief Executive Officer

Mr. Awde is the President and Chief Executive Officer of JKR and is the person primarily responsible for the implementation and execution of the Company’s business plan and operations. Mr. Awde is also the key individual responsible for negotiating and acquiring JKR’s interests in the Railroad and CVN Projects.

Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at Wolverton Securities Inc.

David C. Mathewson (age 66), Vice-President, Exploration

Mr. Mathewson is an exploration and mining geologist with over 35 years of experience in mining and exploration, including more than 25 years in precious metals, primarily in Nevada.  In August 2008 Mr. Mathewson founded Nevada Gold Holdings Inc. (“Nevada Gold”), a gold exploration company listed for trading the OTC Bulletin Board, and acted as its President until September, 2009. Previous to founding Nevada Gold, Mr. Mathewson was the President and Chief Geologist of Gold Run Inc, a gold exploration company focused in north-central Nevada.  From March 2001 to January 2007 Mr. Mathewson acted as the Vice-President, Exploration and part time consulting geologist of Tone Resources Ltd. (TSX-V listed company) prior to its acquisition by US Gold in March 2007.  From April 1989 through March 2001, Mr. Mathewson worked for Newmont Mining Company in Nevada holding several senior positions including Regional Exploration Manager (1999 to March 2001), Regional Exploration Geologist/Regional Exploration Manager (1995 to 1999) and Senior Exploration Geologist (1992 to 1994).

Mr. Mathewson is a member of the Society of Mining Engineers USA (1979) and the Society of Economic Geologists (1985) and holds a Masters of Science in Geology from the University of Idaho (1972) and a Bachelors of Science in Geology from St. Lawrence University in Canton, New York (1967).

Michael N. Waldkirch (age 42), Chief Financial Officer

Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Certified General Accountant since 1998.  From 1997 to 2011, he held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, B.C., Canada.  Since 1999, Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company Inc., Certified General Accountant, in Vancouver, B.C.

Richard S. Silas (age 40), Corporate Secretary

Mr. Silas is the President of Universal Solutions Inc., a private company providing management and administrative services to Exchange listed companies, and has served as a director and/or officer of various other publicly traded companies over the past 15 years. Mr. Silas also holds a certificate (securities program) from Simon Fraser University in British Columbia.

Ewan S. Downie (age 45), Director

Mr. Downie is the owner and founder of Vytyl Exploration Services, a contracting business in mineral development and exploration since 1989.  With a wide variety of clients including Placer Dome Canada Inc., Noranda Mining and Exploration Company Ltd., Canmine Resources, and many others, Vytyl has conducted exploration and geophysical contracts on advanced projects such as the Musselwhite and Campbell Mines (Placer), Eagle River Mine (River Gold), GECO-Manitouwadge (Noranda), and Werner Lake (Canmine).

Mr. Downie is also the President and Chief Executive Officer of Premier Gold Mines Ltd., a Canadian based mineral exploration company listed on the TSX experienced in discovering and developing gold deposits in Ontario. Mr. Downie is also involved with the following companies as a director: Source Exploration, Mega Precious Metals Inc., Newstrike Resources Ltd., PC Gold Inc., Benton Resources Corp., and Marksmen Capital Inc.

In 2004, Mr. Downie was part of the exploration team for Wolfden Resources Inc. that received the Prospector & Developers Association of Canada (PDAC) '2003 Bill Dennis Prospector of the Year Award'. Mr. Downie was also presented with the 2003 Developer of the Year award from the Northwestern Ontario Prospectors Association. He also received the Bernie Schnieders Discovery of the Year Award for 2005.

Robert J. McLeod (age 41), Director

Mr. McLeod is professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

Mr. McLeod has been the Chief Executive Officer, Vice-President, Operations and a director of Full Metal Minerals Corp., a junior exploration company listed on the Exchange, since June 2003.  He is also a director of Nuukfjord Gold Ltd. and Keegan Resources Ltd., both TSX listed companies, and formerly Vice-President, Exploration for Atna Resources Ltd. (February 2003 - February 2004), also listed on the TSX.  From 2000 to 2003 Mr. McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000.

William E. Threlkeld (age 56), Director

Mr. Threlkeld is a designee of FCMI Parent Co. (see Item 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”).  Since 2001, he has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Master of Science in Economic Geology from the University of Western Ontario.

None of the members of the Company’s management or key personnel has entered into a non-competition with the Company. Each of Jonathan T. Awde, David C. Mathewson, Richard S. Silas and Michael N. Waldkirch are bound by non-disclosure covenants in their respective consulting or employment agreements with the Company.

13.2           Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

No director or executive officer of the Company is, or within the ten years prior to the date of this AIF, has been, a director, chief executive officer or chief financial officer of any other issuer that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

(a)	while that person was acting as a director, chief executive officer or chief financial officer; or

(b)	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Corporate Bankruptcies

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the ten years prior to the date of this AIF has been, a director or executive officer of any other issuer that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Silas and Waldkirch are former directors and/or officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the Exchange.  Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010.  Effective August 18, 2010 Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.  Messrs. Silas and Waldkirch also resigned as directors and/or officers of Northern Star effective such date.

Penalties or Sanctions

No director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has, to the knowledge of the Company, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

13.3           Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company.  See ITEM 13.1 “Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved with.  See also ITEM 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – CVN Project, Eureka County, Nevada” and ITEM 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” for a description of the interest held by David C. Mathewson, the Vice-President, Exploration and a director of the Company, in certain mineral claims comprising part of the CVN Project.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 14:  PROMOTERS

Jonathan T. Awde is considered the promoter of the Company in that he took the initiative in founding and organizing the business of JKR. See Item 13 “DIRECTORS AND OFFICERS” above for a description of Mr. Awde’s business experience and educational background and details of the Common Shares of the Company held by Mr. Awde.

Pursuant to the Arrangement, Mr. Awde received a total of 4,610,000 Common Shares of the Company in exchange for 4,610,000 common shares of JKR.   Mr. Awde acquired his shares of JKR at various prices ranging from $0.01 per share to $0.35 per share during the period March 30, 2009 to October 14, 2009 for an aggregate purchase price of $200,100.

See also ITEM 12 ‘ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER” above and ITEM 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” below.

ITEM 15:  LEGAL PROCEEDINGS AND REGULATORY ACTIONS

15.1           Legal Proceedings

The Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings during the fiscal year ended December 31, 2010 and no such proceedings are known by the Company to be contemplated.

15.2           Regulatory Actions

There were no penalties or sanctions imposed against, or settlement agreements with any court or securities regulatory authority relating to securities legislation entered into by, the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company during the fiscal year ended December 31, 2010 that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 16:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, no director or executive officer of the Company, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Company’s outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company, save and except as follows:

1.
On July 13, 2010 the Company acquired, on a one share for one share basis pursuant to the Arrangement, 100% of the issued and outstanding shares in the capital stock of JKR from the shareholders of JKR including, but not limited to, Jonathan T. Awde, David C. Mathewson, Richard S. Silas and Michael N. Waldkirch in exchange for a total of 24,784,571 Common Shares of the Company as follows:

Name of JKR Shareholder	Number of Common Shares Received	Number of JKR Shares Exchanged	Aggregate Cost Base of JKR Shares
Jonathan T. Awde	4,610,000	4,610,000	$200,100.00
Kristin Awde (1)	800,000	800,000	$40,000.00
David C. Mathewson	670,000	670,000	$40,000.00
Richard S. Silas	650,000	650,000	$37,500.00
Michael N. Waldkirch	470,000	470,000	$40,000.00
Others	17,584,571	17,584,571	$3,999,750.00
TOTAL	24,784,571	24,784,571	$4,357,350.00

(1)           Kristin Awde is the wife of Jonathan T. Awde.

In conjunction with the closing of the Arrangement, Jonathan T. Awde and David C. Mathewson were appointed as directors and officers of the Company.  Richard S. Silas, who was the President and a director of the Company prior to the Arrangement, remained as a director and was appointed Secretary of the Company upon completion of the Arrangement.  Michael N. Waldkirch, the Company’s Chief Financial Officer prior to the Arrangement, remained as the Chief Financial Officer of the Company following completion of the Arrangement.

2.
631208 B.C. Ltd., a private company controlled by Jonathan T. Awde, receives a management fee of $15,000 per month ($180,000 per annum), plus HST, in consideration for providing management services to the Company. David C. Mathewson receives a salary of US$12,500 per month (US$150,000 per annum) in his capacity as Vice-President, Exploration of the Company. Universal Solutions Inc., a private company controlled by Richard S. Silas, receives the sum of $9,000 per month ($108,000 per annum), plus HST, in consideration for providing general administrative services to the Company. Michael Waldkirch & Company Inc., a private company controlled by Michael W. Waldkirch, receives the sum of $9,000 per month ($108,000 per annum), plus HST, in consideration for providing general accounting and financial management services to the Company.

3.	Since the completion of the Arrangement on July 13, 2010, the Company has granted stock options to the directors and officers of the Company as follows:

Name	Position	Number of Options	Exercise Price	Expiry Date
Jonathan T. Awde	President, CEO and director	300,000 225,000 150,000	$0.65 $0.71 $1.16	July 13, 2013 January 25, 2016 February 2, 2017
David C. Mathewson	Vice-President, Exploration and director	300,000 100,000 100,000 50,000	$0.65 $0.71 $0.82 $1.16	July 13, 2013 January 25, 2016 October 6, 2015 February 2, 2017
Richard S. Silas	Secretary and Director	200,000 75,000 40,000	$0.65 $0.71 $1.16	July 13, 2013 January 25, 2016 February 2, 2017
Ewan S. Downie	Director	150,000 50,000 25,000	$0.65 $0.71 $1.16	July 13, 2013 January 25, 2016 February 2, 2017
Robert J. McLeod	Director	150,000 50,000 40,000	$0.65 $0.71 $1.16	July 13, 2013 January 25, 2016 February 2, 2017
William E. Threlkeld	Director	200,000 25,000	$1.27 $1.16	March 17, 2016 February 2, 2017
Michael N. Waldkirch	Chief Financial Officer	200,000 75,000 30,000 50,000	$0.65 $0.71 $1.26 $1.16	July 13, 2013 January 25, 2016 June 29, 2016 February 2, 2017
TOTAL		2,585,000

4.
David C. Mathewson, the Vice-President, Exploration and a director of the Company, is the beneficial owner of the 351 unpatented mining claims subject to the Mathewson Lease (as to 172 claims), the KM/IC Lease (as to 88 claims) and the KM/RC Lease (as to 91 claims) which form part of the CVN Project located in Eureka County, Nevada.  At the time JKR entered into the Aurelio Agreement dated August 31, 2009 with Aurelio to acquire a 100% interest in and to CVN Project Mr. Mathewson was at arm’s length to JKR. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties - CVN Project, Eureka County, Nevada” for details of the lease and royalty payments payable to Mr. Mathewson pursuant to the Mathewson, KM/IC and KM/RC Leases.

5.
In March, 2011, the Company granted Mr. Mathewson a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of U.S.$500,000 per 0.5%.

6.
On March 3, 2011, FCMI Parent Co. (“FCMI”) acquired, by way of private placement, a total of 11,000,000 Common Shares in the capital stock of the Company at a price of $0.95 per share for a gross purchase price of $10,450,000.  FCMI is a private company based in Toronto, Ontario and controlled by Albert D. Friedberg and members of his family. Under the terms of its subscription agreement and provided that FCMI beneficially owns not less than ten (10%) percent of the issued and outstanding common shares of the Company, FCMI shall have the right, for a period of two years after closing of the private placement to (a) nominate one member to the Company’s board of directors, and (b) participate, on a pro rata basis, in any future equity financing undertaken by the Company (excluding stock options granted pursuant to the Company’s stock option plan and existing share purchase warrants). William E. Threlkeld is FCMI’s nominee on the Company’s board of directors.  As of February 10, 2012, FCMI owns and/or exercises control or direction over a total of 11,624,300 Common Shares or 19.16% of the issued and outstanding shares of the Company

ITEM 17:  TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Common Shares is Computershare Investor Services Inc., located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9.

ITEM 18:  MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2010 or before such time that are still in effect are as follows:

1.
Aurelio Agreement dated effective August 31, 2009 between JKR and Aurelio with respect to the CVN Project. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – CVN Project, Eureka, County, Nevada”.

2.
JMD Agreements dated November 19 and 26, 2009 between JKR and the shareholders of JMD with respect to the acquisition of the Railroad Project. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Railroad Project, Elko, County, Nevada”;

3.	Additional Railroad Leases forming part of the Railroad Project. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Additional Railroad Leases, Elko, County, Nevada”;

4.
Diversified Lease dated effective August 1, 2010 between GSV US and Diversified with respect to the Camp Douglas Project. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Camp Douglas Project, Mineral County, Nevada”;

5.
Agency agreement dated March 17, 2010 between JKR and Dahlman Rose & Company, LLC with respect to the brokered private placement of JKR Special Warrants completed on March 17, 2010.  See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – The Arrangement”;

6.
Subscription Receipt Agreement dated April 1, 2010 between the Company and Computershare Trust Company of Canada with respect to the Company’s non-brokered private placement of Subscription Receipts completed between April 2010 and July 2010. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Financings”;

7.	Arrangement Agreement dated May 26, 2010 between JKR and the Company with respect to the Arrangement. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS - The Arrangement” herein; and

8.
Minerals Lease and Agreement dated April 5, 2011 between the Company and Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation (“Newmont”), to lease four sections of land totalling 2,560 acres in close proximity to the Railroad Project in Elko County, Nevada. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Minerals Lease and Agreement with Newmont Mining Corporation”.

ITEM 19:  INTERESTS OF EXPERTS

19.1           Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2010 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Davidson & Company LLP	Audited financial statements of the Company for the year ended December 31, 2010 Audited financial statements of JKR for the year ended December 31, 2009
Evans & Evans, Inc.	Fairness opinion dated May 26, 2010 prepared for the Company in connection with the Arrangement
Stephen W. Semeniuk, CFA	Fairness opinion dated May 25, 2010 prepared for JKR in connection with the Arrangement
Ernest L. Hunsaker III, CPG 8137	Railroad Report dated February 14, 2012 Technical Report on the Railroad Project, Elko County, Nevada USA dated May 9, 2010
Dwight S. Juras, P.G., M.S., Ph.D. Michael B. Jones, Ph.D.	CVN Report

19.2           Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates, have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, other than Ernest L. Hunsaker III who, subsequent to the completion of the Arrangement, began providing consulting services to the Company, as an independent contractor, in connection with the exploration of the Railroad Project.

ITEM 20:  AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

1.           The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this AIF.

2.           Composition of Audit Committee

The audit committee is comprised of three directors, being Jonathan T. Awde, Ewan S. Downie and William E. Threlkeld. Both Ewan S. Downie and William E. Threlkeld are considered “independent” as that term is defined in applicable securities legislation.   Jonathan T. Awde is the President and Chief Executive Officer of the Company and therefore is not independent.

All three audit committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements and are therefore considered “financially literate”.

3.           Relevant Education and Experience

All of the audit Committee members are businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Jonathan T. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at Wolverton Securities Inc. Mr. Awde has been involved with and held senior management positions with Canadian publicly traded companies since 2007 and is currently the President and Chief Executive Officer of the Company and the person primarily responsible for the implementation and execution of the Company’s business plan and operations.

Ewan S. Downie is the President and Chief Executive Officer of Premier Gold Mines Ltd., a Canadian based mineral exploration company listed on the TSX experienced in discovering and developing gold deposits in Ontario. Mr. Downie is also involved with the following companies as a director: Source Exploration, Mega Precious Metals Inc., Newstrike Resources Ltd., PC Gold Inc., Benton Resources Corp., and Marksmen Capital Inc.

William E. Threlkeld is a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld holds a Master of Science in Economic Geology from the University of Western Ontario.

4.           Audit Committee Oversight

Since the commencement of the Company’s financial year ended December 31, 2010, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

5.           Reliance on Certain Exemptions

Since the commencement of the Company’s financial year ended December 31, 2010, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

6.           Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board, and where applicable the audit committee, on a case-by-case basis.

7.           External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010 (1)	$40,800.00 (2) (3)	Nil	Nil	$20,400 (2) (3) (4)
June 30, 2010 (1)	$17,850.00 (2) (3)	Nil	Nil	Nil
June 30, 2009	$12,800.33 (5)	Nil	Nil	Nil

(1)	Subsequent to June 30, 2010, the Company changed its fiscal year end from June 30 to December 31.

(2)	Paid to Davidson & Company LLP, the Company’s external auditor.

(3)
Davidson & Company LLP was appointed external auditor of the Company in conjunction with the Arrangement, having previously been the auditor for JKR. See Item 5 ‘GENERAL DEVELOPMENT OF THE BUSINESS – The Arrangement”.

(4)	These fees were paid to Davidson & Company LLP for reviewing financial statements for the period ended September 30, 2010 for incorporation in a proposed short-term offering document.

(5)	Paid to James Stafford, Chartered Accountant, the former external auditor for the Company.

8.           Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

ITEM 21:  ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officer’s remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated June 1, 2011 for its 2011 annual meeting of shareholders. Additional financial information is provided in the Company’s audited Financial Statements and related MD&A for its fiscal year ended December 31, 2010 and the unaudited interim Financial Statements and related MD&A for the three and nine month periods ended September 30, 2011.

Schedule “A”

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s external auditor and the Board and to assist the Board in its oversight of:

•	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•	the independence and performance of the Company’s external auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of a minimum of three directors who are appointed and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the external auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the external auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the external auditor including the resolution of any disagreements between management and the external auditor regarding financial reporting. The external auditor shall report directly to the Committee. The Committee is also entitled to engage independent counsel and other advisers in the performance of its duties and to set and pay the compensation for such counsel or advisers.

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AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any changes to the Board from time to time.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.	Review with management and the external auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the external auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management the Company’s financial statements, MD&A and any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the external auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the external auditor without the presence of management.

8.	Review with management and the external auditor significant related party transactions and potential conflicts of interest.

9.	Pre-approve and monitor all non-audit services to be provided to the Company by the externalauditor.

10.
Monitor the independence of the external auditor by reviewing all relationships between the external auditor and the Company including reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s current and formal external auditors.

11.	Establish and review the Company’s procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.

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